EXHIBIT 99.1

June 17, 2012

Bezeq - The Israel Telecommunication Corp.

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report - Dismissal of Motion to Certify Claim as Derivative Claim

Further to the immediate report of Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”) dated November 14, 2011, the Company hereby provides notice that the Motion to Approve a Claim as a Derivative Claim against directors of the Company was summarily dismissed by the Honorable Judge Ruth Ronen of the Tel Aviv District Court (Economics Department).

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.